UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Shutterfly, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

82568P304
(CUSIP Number)

MARIO D. CIBELLI
C/O MARATHON PARTNERS EQUITY MANAGEMENT, LLC
One Grand Central Place
60 East 42nd Street, Suite 2306
New York, New York 10165
 (212) 490-0399

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 82568P304

1	NAME OF REPORTING PERSON Marathon Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,225,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,225,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,225,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON PN

____________________
* Includes 100,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 82568P304

1	NAME OF REPORTING PERSON Marathon Focus Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 177,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 177,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

____________________
* Includes 27,500 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 82568P304

1	NAME OF REPORTING PERSON Marathon Partners 4x6 Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 627,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 627,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 627,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON PN

____________________
* Includes 27,500 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 82568P304

1	NAME OF REPORTING PERSON Cibelli Research & Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 805,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 805,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 805,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON OO

____________________
* Includes 55,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 82568P304

1	NAME OF REPORTING PERSON Marathon Partners Equity Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,030,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,030,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,030,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IA

____________________
* Includes 155,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 82568P304

1	NAME OF REPORTING PERSON Mario D. Cibelli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,800
	8	SHARED VOTING POWER 2,030,000
	9	SOLE DISPOSITIVE POWER 4,800
	10	SHARED DISPOSITIVE POWER 2,030,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,034,800*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IN

____________________
* Includes 155,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 82568P304

1	NAME OF REPORTING PERSON Marwan Fawaz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 145
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 145
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 82568P304

1	NAME OF REPORTING PERSON Thomas D. Hughes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 150
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 82568P304

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Partners LP, Focus Fund and 4x6 Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 1,125,000 Shares beneficially owned by Partners LP is approximately $39,006,808, excluding brokerage commissions.  The aggregate purchase price of certain call options exercisable into 100,000 Shares beneficially owned by Partners LP is approximately $550,238, excluding brokerage commissions. The aggregate purchase price of the 150,000 Shares beneficially owned by Focus Fund is approximately $5,708,231, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 27,500 Shares beneficially owned by Focus Fund is approximately $168,839, excluding brokerage commissions. The aggregate purchase price of the 600,000 Shares beneficially owned by 4x6 Fund is approximately $27,860,136, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 27,500 Shares beneficially owned by 4x6 Fund is approximately $168,839, excluding brokerage commissions.

The Shares held in Mr. Cibelli’s personal accounts and in the accounts of his family members were purchased in the open market with personal funds.  The aggregate purchase price of the 4,800 Shares held in Mr. Cibelli’s personal accounts and in the accounts of his family members is approximately $131,489, excluding brokerage commissions.

The Shares purchased by each of Messrs. Fawaz and Hughes were purchased in the open market with personal funds. The aggregate purchase price of the 145 Shares owned directly by Mr. Fawaz is approximately $6,949, excluding brokerage commissions. The aggregate purchase price of the 150 Shares directly owned by Mr. Hughes is approximately $7,248, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 18, 2015, Marathon Partners delivered a letter to Philip A. Marineau, Chairman of the Board of Directors of the Issuer (the “Board”), and the Board, expressing its serious concerns with (i) the recently revealed details regarding CEO Jeffrey Housenbold’s 2015 compensation plan disclosed by the Issuer in an exhibit to its Form 10-Q filed with the Securities and Exchange Commission on May 7, 2015 and (ii) the continued failure of the Compensation Committee of the Board (the “Compensation Committee”), led by Chair Nancy Schoendorf, which includes 2015 director nominee Stephen Killeen, to properly align executive compensation with the best interests of shareholders.  Marathon Partners further expressed its concerns regarding the manner in which the Compensation Committee has been misleading shareholders with respect to the Issuer’s supposed efforts to reduce executive compensation in response to ongoing shareholder concerns during the past three years.

In the letter, Marathon Partners noted that Ms. Schoendorf has retained her leadership position on the Board and Compensation Committee for many years despite the fact that her venture capital firm, Mohr Davidow Ventures, exited its investment in the Issuer by 2008.  Marathon Partners also calls on Ms. Schoendorf to step down as Chair of the Compensation Committee and seriously consider resigning from the Board.  Marathon Partners further stated in the letter that the Board desperately needs new directors who will bring a fresh perspective to these compensation issues and work to ensure that the Issuer’s compensation packages are designed to align the interests of management with the best interests of shareholders.

The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Since the filing of Amendment No. 3 to the Schedule 13D, the Reporting Persons and the Issuer have ceased their discussions regarding a potential mutual resolution to the proxy contest.  Marathon Partners remains willing to work constructively with management and the Board of the Issuer to explore such a mutual resolution.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 37,585,094 Shares outstanding, as of May 5, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2015.

CUSIP NO. 82568P304

A.	Partners LP

(a)	As of the close of business on May 15, 2015, Partners LP beneficially owned 1,225,000 Shares, including 100,000 Shares underlying certain call options.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,225,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,225,000

(c)	Partners LP has not entered into any transactions in the Shares during the past sixty days.

B.	Focus Fund

(a)	As of the close of business on May 15, 2015, Focus Fund beneficially owned 177,500 Shares, including 27,500 Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 177,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 177,500

(c)	Focus Fund has not entered into any transactions in the Shares during the past sixty days.

C.	4x6 Fund

(a)	As of the close of business on May 15, 2015, 4x6 Fund beneficially owned 627,500 Shares, including 27,500 Shares underlying certain call options.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 627,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 627,500

(c)	4x6 Fund has not entered into any transactions in the Shares during the past sixty days.

D.	Cibelli Research

(a)	Cibelli Research, as the general partner of each of Focus Fund and 4x6 Fund, may be deemed the beneficial owner of the (i) 177,500 Shares owned by Focus Fund and (ii) 627,500 Shares owned by 4x6 Fund.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 805,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 805,000

CUSIP NO. 82568P304

(c)	Cibelli Research has not entered into any transactions in the Shares during the past sixty days.

E.	Marathon Partners

(a)
Marathon Partners, as the investment manager of each of Partners LP, Focus Fund and 4x6 Fund and the general partner of Partners LP, may be deemed the beneficial owner of the (i) 1,225,000 Shares owned by Partners LP; (ii) 177,500 Shares owned by Focus Fund and (iii) 627,500 Shares owned by 4x6 Fund.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,030,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,030,000

(c)	Marathon Partners has not entered into any transactions in the Shares during the past sixty days.

F.	Mr. Cibelli

(a)
As of the close of business on May 15, 2015, 4,800 Shares were held in Mr. Cibelli’s personal accounts and in the accounts of his family members.  Mr. Cibelli, as the managing member of each of Cibelli Research and Marathon Partners, may be deemed the beneficial owner of the (i) 1,225,000 Shares owned by Partners LP; (ii) 177,500 Shares owned by Focus Fund and (iii) 627,500 Shares owned by 4x6 Fund.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 4,800
2. Shared power to vote or direct vote: 2,030,000
3. Sole power to dispose or direct the disposition: 4,800
4. Shared power to dispose or direct the disposition: 2,030,000

(c)	Mr. Cibelli has not entered into any transactions in the Shares during the past sixty days.

G.	Mr. Fawaz

(a)	As of the close of business on May 15, 2015, Mr. Fawaz directly owned 145 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 145
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 145
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 82568P304

(c)	Mr. Fawaz has not entered into any transactions in the Shares during the past sixty days.

H.	Mr. Hughes

(a)	As of the close of business on May 15, 2015, Mr. Hughes directly owned 150 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 150
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 150
4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Mr. Hughes during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Chairman and Board of Directors of the Issuer, dated May 18, 2015.

CUSIP NO. 82568P304

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 18, 2015

Marathon Partners L.P

By:	Marathon Partners Equity Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Focus Fund L.P.

By:	Cibelli Research & Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Partners 4x6 Fund, L.P.

By:	Cibelli Research & Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Cibelli Research & Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Partners Equity Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

/s/ Mario D. Cibelli
MARIO D. CIBELLI, Individually and as Attorney-in-Fact for Marwan Fawaz and Thomas D. Hughes

CUSIP NO. 82568P304

SCHEDULE A

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale

THOMAS D. HUGHES

Purchase of Common Stock	150	48.3200	03/20/2015